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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of January 2004
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒          Form 40-F:  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐          No:  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐          No:  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐          No:  ☒

Enclosures:

1.
Jim Barrington appointed Chief Information Officer at Novartis

2.
Novartis files global marketing application for its leading high blood pressure drug Diovan®, to improve survival and reduce cardiovascular events in high-risk patients following a heart attack

3.
Novartis Venture Fund supports innovative start-ups despite difficult business climate

Novartis International AG Novartis Communications CH-4002 Basel Switzerland
Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Jim Barrington appointed Chief Information Officer at Novartis

        Basel, 30 January 2004—Novartis announced today the appointment of Jim Barrington as Chief Information Officer of the Novartis Group companies. He will also take on the role of Chief Information Officer of the Novartis Pharma Division. In his dual role, he will be reporting to Raymond Breu, Corporate CFO and George Bickerstaff, Pharma CFO, respectively. He will also be a member of the Pharma Executive Committee.

        Jim Barrington joined Novartis in 2001 as Chief Information Operations Officer. During his career, he has held increasingly senior IT positions with Eli Lilly in Ireland, with Gillette in Ireland, Germany and the UK and with Whirlpool in Italy. Prior to joining Novartis, he was Group CIO of ABB in Switzerland. He holds an MBA from Kingston University. Jim Barrington succeeds Peter Sany, who has decided to leave Novartis to pursue other interests.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 500 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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Investor Relations	Novartis International AG CH-4002 Basel Switzerland
Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

—Investor Relations Release—

Novartis files global marketing application for its leading high blood pressure drug Diovan®, to improve survival and reduce cardiovascular events in high-risk patients following a heart attack

        Basel, 30 January 2004—Novartis Pharma AG announced it has filed an application to various regulatory authorities for a new indication for Diovan® (valsartan) to improve survival and reduce cardiovascular events in patients at high-risk after surviving a heart attack. The application has been submitted in the US and in Europe to the Reference Member State, Sweden, as part of the Mutual Recognition Procedure, to the United Kingdom and Switzerland. Further filings are planned to other health authorities including France, Australia, Asian and Latin American countries during the next few weeks. Already approved for the first-line treatment of high blood pressure in more than 80 countries and for heart failure in more than 40 countries, Diovan is the fastest-growing branded high blood pressure treatment and also the second largest selling antihypertensive in the world.

        The new filing is based on the positive results of VALIANT (VALsartan In Acute myocardial iNfarcTion), the largest long-term study ever conducted in people who have survived a heart attack. VALIANT demonstrated that Diovan prolongs survival after a heart attack as effectively as the ACE inhibitor captopril, an accepted standard of treatment, and is at least as effective as captopril in reducing recurrent heart attacks and hospitalisations for heart failure in these patients. Diovan is the only cardiovascular agent ever demonstrated by a head-to-head trial to have all the proven benefits of an ACE inhibitor, captopril, in patients following a heart attack. VALIANT adds to the cumulative evidence for the positive effects of Diovan in cardiovascular disease across key standard of care measures of powerful blood pressure lowering efficacy, proven cardioprotective benefits, excellent tolerability and superior persistency and compliance.

        VALIANT demonstrated that Diovan preserved 99.6% of the benefit of captopril, meaning it may reduce death to the same degree as the proven treatment. This finding translates into the potential of Diovan for a 25% reduction in premature death in patients at high risk following a heart attack. It is estimated that Diovan could potentially save 15 000-20 000 new lives in the EU and 30 000 new lives in North America each year.

        A rigorous head-to-head comparison of Diovan against captopril, VALIANT studied 14 703 patients at the highest risk for death following a heart attack (myocardial infarction) for an average of two years. VALIANT also studied the effects of combination treatment with Diovan and captopril in these patients. An active-control trial, VALIANT compared Diovan to a proven treatment instead of a placebo or sugar pill. VALIANT was designed and statistically powered to prove whether the effects of Diovan on all-cause mortality were comparable to captopril. Its patient population and dosing regimen were intentionally modelled after studies which established the benefits of ACE inhibitors vs. placebo so that a statistical comparison (imputed placebo analysis) could be made of their findings. No added benefits were seen with combination treatment.

        VALIANT demonstrates that Diovan is well-tolerated in post-heart attack patients. In VALIANT, discontinuations due to adverse events were lowest in the valsartan group and highest in the combination group. Hypotension and renal side effects were limited in number and most common in the group that received both medications together than in either group receiving valsartan or captopril alone. The rate of hypotension and renal dysfunction was slightly higher in the valsartan group than in the captopril group. Reducing the dose of study drug allowed a majority of patients who experienced hypotension or renal dysfunction to continue on study medication, and thus remain on the therapy. Overall, there was a statistically significant higher rate of patient discontinuations due to adverse events in the captopril group, where more treatment-limiting side effects occurred, including cough, rash and taste disturbance, compared to the valsartan group.

        Heart attack remains one of the world's deadliest conditions. Every year, 600 000 people from EU countries and 1.1 million Americans suffer a heart attack. High blood pressure is a major risk factor for heart attacks. While progress has been made in treating heart attacks in the emergency room, people who survive the acute (emergency) phase of a heart attack have permanently damaged hearts and are at greatly increased risk for repeat attacks, heart failure, or other deadly complications. One in three dies within a year after surviving a first heart attack. Half of all heart attacks are repeat attacks.

        Diovan is one of the most widely studied cardiovascular agents in the world—and the most widely studied ARB. The Diovan clinical research programme involves more than 50 000 patients including 8 000 patients with diabetes, in several major trials investigating potential new applications for Diovan across the cardiovascular continuum from pre-diabetes (impaired glucose tolerance) to heart failure. Val-HeFT (Valsartan Heart Failure Trial), which remains one of the largest studies ever conducted in heart failure, led to the approval of Diovan for use in this disease. The next trial to report will be VALUE (Valsartan Antihypertensive Long-Term Use Evaluation), a study of 15 314 hypertensive patients with at least one additional risk factor for cardiovascular events. Another major ongoing study with Diovan is NAVIGATOR (Nateglinide and Valsartan in Impaired Glucose Tolerance Outcomes Research) trial in 9 150 pre-diabetes patients at risk for cardiovascular events. Novartis is also conducting VAL-MARC, a study of the effects of Diovan on CRP (c-reactive protein) in 5 610 high blood pressure patients. CRP is a strong, independent predictor of cardiovascular risk.

        The foregoing release contains forward-looking statements that can be identified by terminology such as "are planned," "could potentially," "potential new applications," "will be," or similar expressions, or by discussions regarding potential new indications or labelling and marketing approvals for Diovan. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Diovan to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Diovan will be approved for any additional indications or labelling in any market. In particular, management's ability to ensure satisfaction of the health authorities' further requirements is not guaranteed and management's expectations regarding commercialisation of Diovan could be affected by, among other things, additional analysis of Diovan clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government pricing pressures; and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 500 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations	Novartis North America Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33 karen.huebscher@group.novartis.com

Nafida Bendali +41 61 324 35 14 nafida.bendali@group.novartis.com	Kamran Tavangar, Ph.D. +1 212 830 24 33 kamran.tavangar@group.novartis.com
Katharina Furrer +41 61 324 53 16 katharina.furrer@group.novartis.com	John Menditto +1 212 830 24 44 john.menditto@group.novartis.com
Sean Wells +41 324 33 34 sean.wells@group.novartis.com	Sabine Moravi +1 212 830 24 56 sabine.moravi@group.novartis.com
Silke Zentner +41 61 324 86 12 silke.zentner@group.novartis.com	Jill Pozarek +1 212 830 24 45 jill.pozarek@group.novartis.com
Fax: +41 61 324 84 44 www.novartis.com	Fax: +1 212 830 24 05 www.novartis.com

Novartis International AG Novartis Communications CH-4002 Basel Switzerland
Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis Venture Fund supports innovative start-ups despite difficult business climate

Fund committed USD 35 million in 2003 through additional funding to 25 companies already in portfolio and eight new businesses

        Basel, 16 January 2004—In its seventh year, the Novartis Venture Fund further strengthened its role as a long-term investor in promising start-up companies despite a difficult environment for venture businesses.

        According to its 2003 activity report, the Fund focused mainly on supporting companies already in its portfolio by providing additional funding for 25 firms. The Fund also provided support for eight new companies, expanding its portfolio to a total of 74 businesses. The Fund committed USD 35 million in new financing last year to bring its total investment to USD 215 million since 1996. These critical investments have helped support the creation of 127 start-up companies.

        "The Novartis Venture Fund sees its social responsibility in having a long term-perspective on our investments and providing creative solutions, such as follow-up rounds and bridge financing, to help promising companies when justified," said Dr. François L'Eplattenier, Chairman of the Board of the Novartis Venture Fund.

        The Novartis Venture Fund is founded on the conviction that economic growth and the creation of new jobs can be achieved in the long run only if new entrepreneurial initiatives develop and promising ideas become a business reality. With venture capital of USD 220 million, the Fund supports new business projects that show exemplary entrepreneurial and innovative spirit in future-oriented areas, especially in the field of health sciences.

        This is a specific niche where in the past year the Fund could make a vital difference for those portfolio companies that needed follow-on, private equity investments due to diminished IPO opportunities in the current economic environment.

        "The activities of the Venture Fund have helped to stimulate and sustain a number of entrepreneurial start-ups," said Daniel Vasella, Chairman and CEO, Novartis AG. "Companies in the Venture Fund's portfolio are reaching major milestones and successfully completing sizable financing rounds."

        The activities of the Fund go beyond financial investments: its experienced management team is actively advising start-up companies and providing help to find additional investors and facilitate collaborations and strategic alliances.

        In addition to investments in US companies, the Fund plays an important role in supporting start-up companies in the BioValley area around Basel, Switzerland. Over the last seven years, the Fund has invested more than CHF 50 million in 42 new companies in the BioValley area, which in turn created a total of about 700 jobs and a turnover of CHF 90 million annually.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of CHF 32.4 billion (USD 20.9 billion) and a net income of CHF 7.3 billion (USD 4.7 billion). The Group invested approximately CHF 4.3 billion (USD 2.8 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 200 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com

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        The Activity Report of the Novartis Venture Fund, which summarizes the activities of the Fund and presents profiles of its portfolio companies, can be downloaded from the Novartis Venture Fund website http://www.venturefund.novartis.com or ordered from the following address:

Dr. Rudolf Gygax Managing Director Novartis International AG WSJ-200.225 CH-4002 Basel	E-mail: rudolf.gygax@group.novartis.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: February 2, 2004	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES